SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO-C
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                       DONALDSON, LUFKIN & JENRETTE, INC.
                            (Name of Subject Company)

                            DIAMOND ACQUISITION CORP.
                               CREDIT SUISSE GROUP
                                    (Offeror)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))


                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)


                                    257661108
                      (CUSIP Number of Class of Securities)


   David P. Frick, Esq.                              Joseph T. McLaughlin, Esq.
    Credit Suisse Group                              Credit Suisse First Boston
 Paradeplatz 8, P.O. Box 1                               11 Madison Avenue
      CH-8070 Zurich                                  New York, New York 10010
        Switzerland                                        (212) 325-2000
       41-1-212-1616

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   Copies to:
                             David W. Heleniak, Esq.
                                  Clare O'Brien
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
            Transaction Valuation               Amount of Filing Fee
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                Not Applicable                     Not Applicable
--------------------------------------------------------------------------------

|_|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________        Filing Party:_________________
Form or Registration No.:_________________        Date Filed:___________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  EXHIBIT INDEX

Exhibit
  No.         Description
  ---         -----------

99.1 Joint Press Release issued by Credit Suisse Group and Donaldson, Lufkin & Jenrette, Inc. (the "Company") on August 30, 2000.*

99.2 Letter to Shareholders of Credit Suisse Group, dated August 31, 2000, from Lukas Muhlemann, Chief Executive Officer and Chairman of the Board of Credit Suisse Group.**

99.3          Presentation to analysts on August 31, 2000.**

99.4 Factsheets describing Donaldson, Lufkin & Jenrette, Inc., Credit Suisse First Boston, Inc. and Credit Suisse Group.**

99.5 Speech delivered by Lukas Muhlemann to the shareholders of Credit Suisse Group at the Extraordinary General Meeting of the Shareholders of Credit Suisse Group held on September 29, 2000.***

99.6 Press Release issued by Credit Suisse Group, dated October 6, 2000, announcing the integration of DLJ Asset Management Group, Inc. with Credit Suisse Asset Management. ****

99.7          Presentation by Philip Ryan, Chief Financial Officer of
              Credit Suisse Group, on October 12, 2000 at the Merrill Lynch European Banking & Insurance Conference discussing the status of DLJ Integration.




--------
* Incorporated by reference to the Schedule TO-C filed by Credit Suisse Group on August 30, 2000.
** Incorporated by reference to the Schedule TO-C filed by Credit Suisse Group on August 31, 2000.
*** Incorporated by reference to the Schedule TO-C filed by Credit Suisse Group on September 29, 2000.
**** Incorporated  by reference to the Schedule  TO-C filed by Credit Suisse
     Group on October 6, 2000.